                                  June 21, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.                                 DIRECT DIAL: 212.451.2220
Washington, D.C. 20549-0404                       EMAIL: RFRIEDMAN@OLSHANLAW.COM
Attention: Brian V. McAllister

              Re:    EVERLAST WORLDWIDE, INC. COMMENT LETTER TO
                     FORM 10-K (SEC FILE NO. 0-25918)

Ladies and Gentlemen:

            Upon  further  conversation  with the  Company's  auditors,  we have determined that the following  should replace the previous  response to Question
12 of the Comment  Letter to Form 10-K,  originally  forwarded to your office on
June 20, 2005:

            Response to Question 12
            -----------------------

            The Company issued its mandatorily redeemable preferred stock during
            2000 under the  guidance of ASR 268 and Rule  5-02.28 of  Regulation
            S-X  (prior to the  issuance  of EITF  Topic  D-98).  At the date of issuance of these shares,  the Company  estimated the fair value and computed  it to be equal to its  redemption  value.  This  valuation utilized an  appropriate  market rate of interest at that time,  and included the valuation of the future stream of dividend payments. As a result of there  being no excess  of  consideration  paid over the carrying  value upon each annual  redemption,  there is no impact on earnings per share, as discussed in EITF Topic D-42.

            Upon adoption of SFAS No. 150, the Company reclassified the carrying value of these preferred  shares to a liability,  with no cumulative transition  adjustment  recognized.  The Company's  previous balance sheet classification was between debt and equity.

            Please direct any questions or comments  concerning this response to
Gary J. Dailey at (212) 239-0990 or to the undersigned at (212) 451-2220.

                                                 Very truly yours,

                                                 /s/ Robert H. Friedman
                                                 ----------------------
                                                 Robert H. Friedman

cc: George Horowitz
      Gary J. Dailey